UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 27, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

Notice to the Market

Capital Contributions to Wholly Owned Subsidiaries of TIM S.A.

TIM S.A., ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), hereby informs its shareholders and the market in general that, at a meeting held on this date, the Company’s Board of Directors approved capital contributions to its wholly owned subsidiaries I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) and V8 Consulting S.A. (“V8 Tech”), in amounts of up to R$600 million and R$70 million, respectively, through capital injections.

The contributions will be funded with the Company’s own cash resources and are primarily intended to enable the early repayment of financial obligations of the respective subsidiaries, contributing to the optimization of the TIM Group’s capital structure and financing costs in Brazil.

The Company further clarifies that the transaction will not result in the issuance of TIM shares, nor will it lead to any change in the Company’s share capital or in its ownership interest in the aforementioned subsidiaries.

Rio de Janeiro, July 27, 2026.

TIM S.A.
Vicente de Moraes Ferreira Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 27, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer